

April 1, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747

> **Re: The Hain Celestial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008, as Amended October 28, 2008**
> **Schedule 14A filed February 18, 2009, as Amended March 2, 2009**
> **Response Letter Dated March 6, 2009**
> **File No. 0-22818**

Dear Mr. Lamel:

    We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A Filed February 18, 2009

Annual Cash Incentives, page 36

1.   We note your response to our prior comment 4. As part of our prior comment 4, we mentioned that you did not disclose the named executive officers' performance with regard to each "Stated Goal," instead providing only an "Overall Annual Incentive Plan Score." The proposed revised disclosure still does not include this information. Please disclose, for each named executive officer, the number of points awarded for each Stated Goal.

2.   Another part of our prior comment 4 asked you to disclose all qualitative and quantitative performance goals established and explain in detail how these are

used to calculate the bonus that is actually paid. In your response, you state that "the 'Strategic Direction' and 'Leadership' categories may be more qualitative or subjective in nature." It is therefore unclear whether you set any goals for these categories. Please disclose whether you set goals for these categories and, if so, please disclose the goals for each category. If you did not establish goals for these categories, please discuss how each category was evaluated to determine the number of points that was assigned to each category.

Long-Term Incentive Program – Grant to Mr. Simon, page 40

3.   We note your response to our prior comment 7. You indicate that the number of authorized shares available for grant under the 2002 Plan was increased on December 1, 2005 and November 30, 2006. However, Mr. Simon's contractual entitlements to receive 300,000 options on each of July 1, 2005, 2006 and 2007 were not satisfied until April 1, 2008. Please supplementally advise us as to the reasons for the delay between the dates of the increases to the authorized shares available for grant and the date when Mr. Simon's contractual entitlements to receive options were eventually satisfied. Discuss why catch-up grants were not made, to the extent possible, at the points in time when additional authorized shares became available for grant. Also discuss what impact the decisions to delay the grants had on the value that Mr. Simon ultimately received.

Potential Payments upon Termination or Change-in-Control, page 47

4.   We note your response to our prior comment 10 regarding disclosure about potential payments upon termination or change in control. Please explain in your disclosure what assumptions were used in calculating the Black-Scholes value in connection with the hypothetical termination or change in control as of June 30, 2008. Also, we note the issue you have highlighted regarding the options that should have been granted to Mr. Simon on July 1, 2008 pursuant to his employment agreement, and the fact that the value of these options was not included in the calculation of the potential payments to Mr. Simon upon a hypothetical termination or change in control as of June 30, 2008. Please revise your Proxy Statement to incorporate this information and discuss your plans for settling the option grants due to Mr. Simon.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Norman Gholson at (202) 551-3237, or me at (202) 551-3745, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
        N. Gholson